Exhibit 21.1

List of Subsidiaries of Aquantia Corp.

Name	Jurisdiction
Aquantia Canada Corp.	Canada
Aquantia Semiconductor India Private Limited	India
Aquantia B.V.	Netherlands
Aquantia Rus Limited Liability Company	Russia